
June 1, 2020

Jeremy Frommer
Chief Executive Officer
Jerrick Media Holdings, Inc.
2050 Center Avenue, Suite 640
Fort Lee, NJ 07024

       Re: Jerrick Media Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 8, 2020
           File No. 000-51872

Dear Mr. Frommer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services